Exhibit 99.1

CNFinance Holdings Limited Regains Compliance with NYSE ADS Trading Price Requirement

GUANGZHOU, China, October 14, 2025 /PRNewswire/ -- CNFinance Holdings Limited (NYSE: CNF) (“CNFinance” or the “Company”), a leading home equity loan service provider in China, today announced that it has regained compliance with the New York Stock Exchange (“NYSE”) continued listing standard for minimum share price under Section 802.01C of the NYSE Listed Company Manual (“Price Criteria”).

As announced on April 18, 2025, CNFinance was notified by NYSE on April 7, 2025, that the Company was not in compliance with the Price Criteria, as the average closing price of the Company’s American depositary shares (“ADSs”) was less than US$1.00 over thirty (30) trading-day period. NYSE provided the Company with a cure period of six (6) months following receipt of the notification to regain compliance with NYSE continued listing standards.

As part of its efforts to regain compliance with the Price Criteria, the Company changed the ratio of its ADSs to its Class A ordinary shares, par value US$0.0001 per share, from the current ratio of one (1) ADS to twenty (20) Class A ordinary shares to a new ratio of one (1) ADS to two hundred (200) Class A ordinary shares. The change became effective on September 5, 2025.

On October 1, 2025, the Company received a notification letter from NYSE that the Company’s stock price was above the NYSE’s minimum requirement of US$1.00 based on a thirty (30)-trading day average ended September 30, 2025. Accordingly, the Company has regained compliance with the Price Criteria, and will continue to be traded on the NYSE .

About CNFinance Holdings Limited

CNFinance Holdings Limited (NYSE: CNF) (“CNFinance” or the “Company”) is a leading home equity loan service provider in China. CNFinance, through its operating subsidiaries in China, conducts business by connecting demands and supplies through collaborating with sales partners and trust companies under the trust lending model, and sales partners, local channel partners and commercial banks under the commercial bank partnership model. Sales partners and local channel partners are responsible for recommending micro- and small-enterprise (“MSE”) owners with financing needs to the Company and the Company introduces eligible borrowers to licensed financial institutions with sufficient funding sources including trust companies and commercial banks who will then conduct their own risk assessments and make credit decisions. The Company’s primary target borrower segment is MSE owners who own real properties in Tier 1 and Tier 2 cities and other major cities in China. The Company’s risk mitigation mechanism is embedded in the design of its loan products, supported by an integrated online and offline process focusing on risks of both borrowers and collateral and further enhanced by effective post-loan management procedures.

For more information, please contact: CNFinance, E-mail: ir@cashchina.cn